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                             September 20, 2022

       Leonard Stella
       President
       Purthanol Resources Limited
       2711 Centreville Rd., Suite 400
       Wilmington, DE 19808

                                                        Re: Purthanol Resources
Limited
                                                            Amendment No. 4 to
Registration Statement on Form 10-12G
                                                            Filed September 12,
2022
                                                            File No. 000-33271

       Dear Mr. Stella:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form 10-12G filed September 12, 2022

       General

   1.                                                   Your registration
statement automatically became effective 60 days after its initial filing pursuant to
Section 12(g)(1). As you are now subject to the reporting requirements of the Exchange Act of
1934, please tell us when you plan to file your Forms 10-Q.
       Item 14. Changes in and Disagreements with Accountants on Accounting and Financial
       Disclosure, page 16

   2.                                                   Please provide an
Exhibit 16 letter as required by Item 601 of Regulation S-K regarding the resignation of
TAAD, LLP.
 Leonard Stella
FirstName LastNameLeonard
Purthanol Resources Limited Stella
Comapany 20,
September  NamePurthanol
               2022        Resources Limited
September
Page 2     20, 2022 Page 2
FirstName LastName
Note 7 - Restatement, page F-9

3. Please revise to describe the errors identified and the effects of their correction on each financial statement line item on the Statement of Shareholders' Equity (Deficit) and
         Statement of Cash Flows. Refer to ASC 250-10-50-7.

       You may contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Real
Estate & Construction
cc:      Ron Mclntyre